UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 1-12372

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Cytec Employees’ Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Cytec Industries Inc.

Five Garret Mountain Plaza

Woodland Park, New Jersey 07424

Cytec Employees’ Savings Plan

December 31, 2013 and 2012

*	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To Participants and Plan Administrator of

Cytec Employees’ Savings Plan

EisnerAmper LLP 111 Wood Avenue South Iselin, NJ 08830-2700 T 732.243.7000 F 732.951.7400 www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants

of the Cytec Employees’ Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Cytec Employees’ Savings Plan (the “Plan”) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. The financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) as of December 31, 2013 and delinquent participant contributions for the year ended December 31, 2013, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplemental information required by the U.S. Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Iselin, New Jersey

June 20, 2014

New York    |    New Jersey    |    Pennsylvania    |    California    |    Cayman Islands

EisnerAmper is an independent member of PKF International Limited

Cytec Employees’ Savings Plan

Statements of Net Assets Available For Benefits

December 31, 2013 and 2012

	2013	2012
Assets
Plan interest in Cytec Industries Inc. Savings Plans Master Trust, at fair value	$475,249,931	$404,475,555

Total investments	475,249,931	404,475,555

Cash	10,945,007	—

Receivables:
Notes receivable from participants	4,921,908	4,998,418
Company contributions receivable	814,196	510,812
Participant contributions receivable	339,860	425,837

Total receivables	6,075,964	5,935,067

Net assets reflecting investments at fair value	492,270,902	410,410,622

Adjustment from fair value to contract value for interest in Cytec Industries Inc. Savings Plans Master Trust related to fully benefit-responsive investment contract	(2,428,206)	(4,447,695)

Net assets available for benefits	$489,842,696	$405,962,927

The accompanying notes are an integral part of these statements.

Cytec Employees’ Savings Plan

Statements of Changes in Net Assets Available For Benefits

For the Year Ended December 31, 2013

Investment income
Plan interest in Cytec Industries Inc. Savings Plans
Master Trust income	$83,873,924

Total investment income	83,873,924

Interest income, notes receivable from participants	179,243

Contributions
Company contributions	18,432,640
Participant contributions	14,893,336

Total contributions	33,325,976

Total additions	117,379,143

Benefits paid to participants	60,271,975
Administrative fees	6,580

Total deductions	60,278,555

Net increase prior to asset transfers	57,100,588

Assets transferred in to the Plan due to Plan Merger	11,358,941

Assets transferred in from the Cytec Employees’
Savings and Profit Sharing Plan	15,420,240

Net increase	83,879,769

Net assets available for benefits:
Beginning of year	405,962,927

End of year	$489,842,696

The accompanying notes are an integral part of these statements.

Cytec Employees’ Savings Plan
Notes to Financial Statements

1.	Description of Plan

The following description of the Cytec Employees’ Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan established effective April 1, 2007, for the benefit of employees of Cytec Industries Inc. (“Cytec” or “the Company”) and employees of its participating subsidiaries. All qualifying U.S. salaried and non-bargaining employees are eligible to participate in the Plan. Employees of certain collective bargaining units whose collective bargaining agreement provides for their participation in the Plan are also eligible to participate.

The purpose of the Plan is to provide eligible employees with the opportunity to accumulate personal savings and to share in the growth and ownership of Cytec through the contributions to the Cytec Stock Fund. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan meets the IRS “safe harbor” requirement; therefore, certain discrimination testing is currently not applicable to the Plan.

Master Trust

On April 2, 2007, the Company established the Cytec Industries Inc. Savings Plans Master Trust (the “Master Trust”) in the custody of Vanguard Fiduciary Trust Company (“VFTC”, the Trustee as defined by the Plan). The Master Trust consists of the assets of the Plan and the Cytec Employees’ Savings and Profit Sharing Plan (the “Existing Savings Plan”).

Participant Contributions

Participating employees (“Participants”) may contribute to the Plan as of the first payroll date after the first of the month following their one month anniversary (as defined in the Plan). Contributions are made through payroll deductions (subject to IRS limitations) which may range from 1% to 50% of such Participant’s Earnings (as defined), on a before-tax basis, an after-tax basis or a combination thereof. Participants who are at least age 50 or older during a Plan year may make an additional “catch-up contribution” equal to a specified dollar amount on a before tax basis. Pursuant to an automatic enrollment provision, a Participant’s earnings are automatically withheld and contributed to the Plan as of the enrollment date by at least 3% per year (subsequently increasing annually by 1% per year in subsequent Plan Years until reaching 6%) unless the Participant opts out.

Rollovers into Plan

Participants may elect to rollover eligible balances from other qualified plans, under IRS regulations, as defined in the Plan.

Company Contributions

Matching contributions made by the Company are equal to 100% of such Participants’ contributions up to the first 6% of the Participants’ earnings.

All Company matching contributions for Participants are invested in the Cytec Stock Fund, which invests in the common stock of Cytec Industries Inc. The Pension Protection Act of 2006 mandates that employers provide retirement plan participants with greater flexibility for investing in company stock, for selling it and for investing the proceeds from the sale of company stock in other assets. Prior to January 1, 2012, the Plan allowed Participants with three or more years of service to diversify the portion of their

Cytec Employees’ Savings Plan
Notes to Financial Statements

accounts that are invested in company stock obtained as a result of employer matching contribution. Effective January 1, 2012, the Plan was amended to allow for immediate diversification of Company matching contributions.

The Plan provides for a Company non-discretionary profit sharing contribution of 3% of a Participant’s earnings. The Plan also provides for a non-discretionary profit sharing contribution (“transition credit”) ranging from 1% to 10% of a Participant’s annual pay per year for all Participants with more than 10 years of service as of December 31, 2007. This transition credit is provided as a part of the transition of long service employees from the Company’s defined benefit pension plan to the Plan and shall apply for a limited period (for ten years or until December 31, 2017). The transition credit is not provided to Participants who became Participants in the Plan after January 1, 2008.

Effective January 1, 2013, the Plan provides for collective bargaining credits for certain bargaining unit employees who became participants in the Plan as of this date. This includes discretionary profit sharing contributions equal to a percentage of each Participant’s earnings, and the percentage is determined by a defined formula based on the percentage growth in the Company’s earnings per share. Discretionary contributions of $705,951 were made during 2013. An additional one-time non-discretionary contribution was also made to certain bargaining unit employees in the amount of $2,000 per eligible participant. Non-discretionary contributions of $550,000 were made during 2013.

Vesting

All units representing Participant contributions, and earnings or losses thereon, are fully vested at all times. All Company match and profit sharing contributions become 100% vested after two years of service. Forfeitures are used to reduce Company matching contributions. During 2013, forfeitures of approximately $213,792 were used to reduce Company contributions. At December 31, 2013 and 2012, forfeited non-vested accounts totaled $117,315 and $18,245, respectively.

Participant Accounts

Each Participant account is credited with the Participant’s contribution and an allocation of the Company’s contribution and investment earnings, and charged with certain investment fees. Allocations are based on earnings or account balance, as defined in the Plan. The benefit to which a Participant is entitled is the benefit that can be provided from the Participant’s vested account.

Withdrawals

During employment, a Participant may make withdrawals in cash (or common stock of the Company in the case of withdrawals from the Cytec Stock Fund) of amounts applicable to Participant and Company contributions and earnings or losses thereon, subject to certain restrictions.

A Participant can make hardship withdrawals of Participant before-tax contributions which will preclude the Participant from making additional Participant before-tax contributions to the Plan for a six-month period. Participant before-tax contributions and matching contributions can be withdrawn after attainment of age 59 1/2.

Benefit Payments

On termination of service due to death, disability, or retirement, a Participant or the Participant’s beneficiary may elect to receive either a lump-sum distribution equal to the value of the Participant’s vested interest in his or her account or monthly installments over a period of 60, 120, 180, 240, 300, or 360 months, as elected (subject to limits imposed by the Internal Revenue Code). For termination of

Cytec Employees’ Savings Plan
Notes to Financial Statements

service for other reasons, a Participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Minimum distributions are required to begin by April 1 of the calendar year following the later of:

•	The calendar year in which the Participant attains 70 1/2 years of age; or

•	The calendar year in which the Participant terminates employment from the Company.

Notes Receivable from Participants

A Participant may borrow up to fifty percent of the value of such Participant’s before-tax and after-tax account balance, subject to a minimum of $1,000 and a maximum of $50,000, reduced by the highest loan balance outstanding during the prior twelve months. Loans for the purchase of a “principal residence” must be repaid in one to fifteen years, at the Participant’s option. Loans for all other purposes must be repaid in one to five years, at the Participant’s option. These loans are made at the prevailing market interest rates equal to prime rate plus one percent with such rate fixed for the term of the loan at the time the loan is approved. The applicable rate on loans issued during 2013 and 2012 was 4.25%. Interest rates on outstanding loans range from 4.25% to 9.25%. No more than one loan from the Plan to a Participant shall be permitted at any time. All principal and interest payments made by the Participant are credited back to the Participant’s account. Delinquent Participant loans are reclassified as distributions based upon the terms of the Plan document.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through the Master Trust. The Statement of Net Assets Available for Benefits presents the fair value of the investment contract as well as the adjustment of the fully benefit-responsive investment contract from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Use of Estimates

The preparation of the Plan’s financial statements in conformity with generally accepted accounting principles may require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein. Actual results could differ from those estimates.

Investment Valuation and Income Recognition of the Master Trust

The Plan’s interest in the Master Trust investments is stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements. If available, quoted market prices are used to value the investments held in the Master Trust.

The fair value of the Plan’s interest in the Master Trust is based on the underlying fair values of the specific investments held by the Master Trust and allocated using the Plan’s interest in the Master Trust plus actual contributions and allocated investment income less actual distributions.

Cytec Employees’ Savings Plan
Notes to Financial Statements

Purchases and sales of securities are recorded on a trade-date basis. Net appreciation (depreciation) in the value of the investments includes gains and losses on securities transactions bought and sold as well as held during the year. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Payment of Benefits

Benefit payments are recorded when paid.

3.	Interest in Master Trust

Plan investments are in the Master Trust, which was established for the investment of assets of the Plan and the Existing Savings Plan. Each participating savings plan has an interest in the Master Trust. The assets of the Master Trust are held by the Trustee. The Plan’s interest in the net assets of the Master Trust was approximately 75% and 71% at December 31, 2013 and 2012, respectively. Investment income or loss related to the Master Trust is allocated to each plan based upon the individual plan’s interest in the Master Trust.

The following table represents the total value of investments in the Master Trust:

	As of December 31,
	2013	2012
Investments, at fair value
Mutual Funds	$343,900,805	$285,018,632
Company Common Stock Fund	146,316,270	132,821,741
Common/ Collective Trust	144,046,405	151,745,743

Total investment in Master Trust	634,263,480	569,586,116
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(3,910,667)	(7,664,439)

Net assets held in Master Trust	$630,352,813	$561,921,677

The net investment income of the Master Trust was composed of the following:

For the Year Ended December 31, 2013
Net appreciation in fair value of investments
Mutual Funds	$56,891,375
Company Common Stock Fund	41,498,076

98,389,451

Interest	2,484,718
Dividends	10,688,919

Net investment income	$111,563,088

Cytec Employees’ Savings Plan
Notes to Financial Statements

4.	Fair Value Measurements

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurement). The three levels of the fair value hierarchy under FASB ASC 820 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2

Inputs to the valuation methodology include:

•       Quoted prices for similar assets or liabilities in active markets;

•       Quoted prices for identical or similar assets or liabilities in inactive markets;

•       Inputs other than quoted prices that are observable for the asset or liability;

•       Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for the Master Trust assets measured at fair value. There have been no changes in the methodologies used at December 31, 2013 and 2012.

Company common stock fund: the Cytec Stock Fund is valued at its year-end unit closing price. The year-end unit closing price is comprised of the year-end market price of shares of Cytec common stock owned by the Cytec stock fund, plus a small amount invested in a money market fund for purposes of liquidity (the money market fund represents 0.10% and 0.48% of total value of the Cytec stock fund as of December 31, 2013, and 2012, respectively). Each unit of the Cytec stock fund represents the equivalent of approximately 1.81 and 1.80 shares of Cytec common stock plus a proportionate share of any cash equivalents at December 31, 2013 and 2012, respectively. The common stock is valued at the closing price reported on the New York Stock Exchange (the active market on which the securities are traded). The fair value of cash equivalents approximates cost.

Mutual funds: Valued at the net asset value (“NAV”) of daily closing price as reported by the fund. Mutual funds held by the Master Trust are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Master Trust are deemed to be actively traded. These funds have a “Frequent Trading Policy” which prohibits Participants who redeem or exchange any amount out of the mutual fund from purchasing or exchanging back into the same fund for 60 calendar days. No mutual funds held by the Master Trust have redemption fees.

Cytec Employees’ Savings Plan
Notes to Financial Statements

Collective trust: The Master Trust invests in the Vanguard Retirement Savings Plan Trust V (“VRST”), which is a common/collective trust. The VRST seeks stability of principal and a high level of current income consistent with a 2-3 year average maturity. The trust is a tax-exempt collective trust invested primarily in investment contracts issued by insurance companies and commercial banks, and similar types of fixed-principal investments. The VRST invests solely in the Vanguard Retirement Savings Master Trust (the “Trust”). The VRST’s value in the Trust is valued at the NAV of the units in the trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund, less its liabilities. Participant transactions (purchases and sales) may occur daily. There are no unfunded commitments related to the VRST. If the Master Trust were to make a full accumulated book value withdrawal from the VRST, a written request must be made twelve months prior to the designation valuation date.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Master Trust’s assets at fair value as of December 31, 2013 and 2012:

	Master Trust Assets at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total
Mutual Funds:
Domestic large cap	$93,942,127	$—	$—	$93,942,127
Balanced	141,657,992	—	—	141,657,992
Domestic growth	54,599,186	—	—	54,599,186
International growth	23,279,477	—	—	23,279,477
Fixed income	21,642,688	—	—	21,642,688
Domestic mid cap	4,487,895	—	—	4,487,895
Domestic small cap	4,165,805	—	—	4,165,805
Other	125,635	—	—	125,635

Total mutual funds	343,900,805	—	—	343,900,805

Company common stock fund	—	146,316,270	—	146,316,270
Collective Trust	—	144,046,405	—	144,046,405

Total assets at fair value	$343,900,805	$290,362,675	$—	$634,263,480

Cytec Employees’ Savings Plan
Notes to Financial Statements

	Master Trust Assets at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
Mutual Funds:
Domestic large cap	$75,081,879	$—	$—	$75,081,879
Balanced	116,169,591	—	—	116,169,591
Domestic growth	41,298,505	—	—	41,298,505
International growth	21,237,172	—	—	21,237,172
Fixed income	25,951,768	—	—	25,951,768
Domestic mid cap	2,956,523	—	—	2,956,523
Domestic small cap	2,300,755	—	—	2,300,755
Other	22,439	—	—	22,439

Total mutual funds	285,018,632	—	—	285,018,632

Company common stock fund	—	132,821,741	—	132,821,741
Collective Trust	—	151,745,743	—	151,745,743

Total assets at fair value	$285,018,632	$284,567,484	$—	$569,586,116

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

5.	Related Party and Parties-in-interest Transactions

Certain Plan investments are shares of mutual funds and a collective fund managed by VFTC, the Trustee, as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions.

The Plan also invests in shares of the Company. The Company is the Plan sponsor and, therefore, these transactions qualify as party-in-interest transactions.

6.	Plan Expenses

Certain administrative expenses of the Plan are paid by the Company, while certain administrative expenses are paid by the Plan. Expenses paid by the Plan during 2013 represent the annual administrative fee related to the Company Common Stock Fund administration.

7.	Plan Termination

The Plan has no termination date and it is the Company’s current intention to continue the Plan indefinitely. However, the Company may terminate, amend, modify or suspend the Plan at any time. In the event of plan termination, Participants will become 100 percent vested in their accounts.

8.	Mutual Fund Fees

Underlying investments in mutual funds are subject to sales charges in the form of front-end loads, back-end loads or 12b-1 fees, which are allowable under Section 12b-1 of the Investment Company Act of 1940 and which may be deducted annually to pay marketing and distribution costs of mutual funds. These fees are deducted prior to the allocation of the Plan’s investment earnings activity and thus not separately identifiable as an expense.

Cytec Employees’ Savings Plan
Notes to Financial Statements

9.	Tax Status of the Plan

The Company has applied for a determination of the tax exemption status for the Plan and is currently awaiting approval from the Internal Revenue Service. The Company believes the Plan and its underlying Trust qualify under the provisions of Section 401(a) of the Internal Revenue Code and therefore, are exempt from the federal income taxes under provisions of Section 501(a) of the Internal Revenue Code.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by a government authority. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2010.

10.	Plan Operational Defects

The Plan Administrator determined during 2013 that certain of the Plan’s provisions were not properly applied in the daily operations of the Plan. As of December 31, 2013 a Company contribution receivable of $403,555 was recorded to reflect the estimated amounts due from the Company, net of estimated forfeitures. The Plan has corrected or is in the process of correcting each of these operational defects, and the Plan Sponsor will be requesting relief under the IRS’ Voluntary Correction Program. The Plan Sponsor and its outside ERISA Counsel believe the tax qualified status of the Plan will not be impacted as a result of these failures.

11.	Delinquent Participant Contributions

The Plan Administrator determined that certain participant deferrals amounting to $139,005 were not remitted to the Plan timely, some of which relate to periods prior to 2013. Participant deferrals totaling $89,280, along with lost earnings, were remitted to the Plan during 2013. The remaining late deferrals, along with lost earnings, will be remitted to the Plan during 2014.

12.	Risks and Uncertainties

The Plan provides for investments in various investment securities, which in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and Participant account balances. Volatility in financial markets could significantly impact the valuation of the Plan’s investments subsequent to December 31, 2013. Accordingly, the valuation of investments at December 31, 2013 may not necessarily be indicative of amounts that could be realized in a current market exchange.

13.	Transfer of Plan Assets

During 2013, the Company negotiated with one local union to make certain changes to their retirement benefits. On December 31, 2013, assets totaling $14,855,458 were transferred from the Cytec Employees’ Savings and Profit Sharing Plan to the Plan related to the negotiations. Additionally, during 2013, assets totaling $564,782 were transferred from the Cytec Employees’ Savings and Profit Sharing Plan to the Plan related to employee status changes during the normal course of business.

Cytec Employees’ Savings Plan
Notes to Financial Statements

14.	Plan Merger

On December 31, 2013, the Cytec Aerospace Materials (CA) Inc. 401(k) Plan, the Cytec Process Materials (CA) Inc. 401(k) Plan and the Cytec Industrial Materials (OK) Inc. 401(k) Retirement Plan (the “merged Plans”) were legally merged into the Plan. As of the merger date, the merged Plans’ net assets available for benefits amounting to $11,358,941 were liquidated from the merged Plans and a cash balance of $10,945,007 was held within the general assets of the custodians of the merged Plans. The remaining amount of $413,934 represented notes receivable from participants and has been included within the notes receivable balance on the statement of net assets available for benefits as of December 31, 2013. On January 2, 2014 the cash was transferred to the custody of VFTC.

15.	Subsequent Event

During 2014, the Company negotiated with two local unions to make certain changes to their retirement benefits effective January 1, 2015. As a result of these negotiations, certain participants in the Cytec Employees’ Savings and Profit Sharing Plan will transfer to the Plan on December 31, 2014. On that same date, the assets underlying the respective participant account balances will be transferred into the Plan.

16.	Reconciliation of Financial Statements to Form 5500

The investment in the VRST is recorded at fair market value on the Form 5500. The financial statements include an adjustment from fair value to contract value for VRST. The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2013 and 2012 to Forms 5500:

	2013	2012
Net assets available for benefits per the financial statements	$489,842,696	$405,962,927
Adjustment from fair value to contract value for fully-benefit responsive investment contract	2,428,206	4,447,695

Net assets available for benefits per the Form 5500	$492,270,902	$410,410,622

The following is a reconciliation of the net investment income per the financial statements at December 31, 2013 to the Form 5500:

2013
Net investment income per the financial statements	$83,873,924
Change in adjustment from fair value to contract value for fully-benefit responsive investment contract	(2,019,489)

Net investment income per the Form 5500	$81,854,435

Cytec Employees’ Savings Plan
Schedule H, line 4i- Schedule of Assets (Held at End of Year)
December 31, 2013

Identity of Issuer, borrower, lessor, or similar party	Description of Investment, including maturity date, rate of interest, collateral, par or maturity value	Current Value

* Participant loans (notes receivable from participants)	Rates ranging from 4.25% to 9.25% Due through 2028	$4,921,908

*	Represents a party-in-interest to the Plan.

Cytec Employees’ Savings Plan
Schedule H, part IV, line 4a- Schedule of Delinquent Participant Contributions
Year Ended December 31, 2013

	Total That Constitute Prohibited Nonexempt Transactions
Participant Contributions Transferred Late to Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under Voluntary Fiduciary Correction Program (VFCP) and Prohibited Transaction Exemption 2002-51

$139,005	$49,725	$89,280	$—	$—

Signature

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Cytec Employees’ Savings Plan

By:	/s/ Marilyn R. Charles
Marilyn R. Charles
Plan Administrator

June 20, 2014

EXHIBIT INDEX

23.1	Consent of EisnerAmper LLP